**EXHIBIT 21**

## INDEPENDENCE HOLDING COMPANY

### Subsidiaries as of March 1, 2008

| **Subsidiary** | **Jurisdiction** |
|---|---|
| Independence Capital Corp. | Delaware |
| Madison National Life Insurance Company, Inc. | Wisconsin |
| Madison Investors Corporation | Delaware |
| Actuarial Management Corporation | California |
| Credico Insurance Services, Inc. | North Carolina |
| Credico Life Insurance Company | Nevis |
| Standard Security Life Insurance Company of New York | New York |
| Standard Security Investors Corporation | New York |
| Majestic Underwriters LLC | Delaware |
| IHC Health Holdings Corp. | Delaware |
| IHC Health Solutions, Inc. | Delaware |
| Insurers Administrative Corporation | Arizona |
| Interlock Corporation | Arizona |
| Health Plan Administrators, Inc. | Illinois |
| HPA Marketing, Inc. | Illinois |
| Group Link, Inc. | Indiana |
| GroupLink Reinsurance Company, Ltd. | Turks & Caicos |
| On-Line Brokerage, Inc. | Delaware |
| Madison Standard Corp. | Wisconsin |
| Independence Holding LLC | Delaware |
| G.P. Associates Holding Corp. | Delaware |
| Independence Preferred Trust I | Delaware |
| Independence Preferred Trust II | Delaware |
| Independence Preferred Trust III | Delaware |